

SI

17009435



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

SEC FILE NUMBER
8-67807

FACING PAGE MAY 0 1 2017

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Washington DC
415

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradingScreen Brokerage Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 PARK AVENUE SOUTH, SUITE 1300

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

NEW YORK	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT   201 738 9373

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN McCANN CPA'S

(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS	NEW YORK	NY	10003
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BS

OATH OR AFFIRMATION

I, KEVIN HELD _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADINGSCREEN BROKERAGE SERVICES, LLC _____ , as of DECEMBER 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CCO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2016

"Public"

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Index



Mayer Hoffman McCann CPAs

The New York Practice of Mayer Hoffman McCann P.C.

An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018

Phone: 212.790.5700 ■ Fax: 212.398.0267 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
TradingScreen Brokerage Services, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (the "Company") as of December 31, 2016. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradingScreen Brokerage Services, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital, computation for determination of reserve requirements and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of TradingScreen Brokerage Services, LLC's financial statement. The supplemental information is the responsibility of TradingScreen Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 24, 2017



KRESTON Members of Kreston International a global network of independent accounting firms

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2016

ASSETS

Current assets:	
Cash	$ 95,956
Accounts receivable	378
Prepaid expenses and other current assets	3,242
Receivables from broker	52,906
	$ 152,482

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Due to parent (Note 4)	$ 17,141
Accounts payable	6,000
Total current liabilities	23,141
Member's capital	129,341
	$ 152,482

See accompanying notes.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition

Note 1 - Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is comprised of monthly transaction fees, that are recognized as revenue in the month that they are earned, and when the amount is fixed, collection of resulting receivable is reasonably assured and persuasive evidence of the arrangement exists.

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows the provisions of the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2016, the Company has no unrecognized tax benefits. The Company is subject to the examination for New York City Unincorporated Business Tax for 2013 and thereafter.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Company owes its Parent $17,141 at December 31, 2016, which is unsecured, non-interest bearing and due on demand.

Note 5 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $125,721 which exceeded the minimum requirement of $5,000 by $120,721. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

Note 6 -   Subsequent Events

The Company has evaluated subsequent events through issuance and have determined that there are no significant subsequent events to report.

SUPPLEMENTARY INFORMATION

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital

Total member's capital	$	129,341
Less non-allowable assets:		
Accounts receivable		378
Prepaid and other current assets		3,242
Net capital	$	125,721

Aggregate indebtedness:

Items included in the statement of financial condition:

Due to parent	$	17,141
Accounts payable		6,000
Total aggregate indebtedness	$	23,141

Computation of basic net capital requirement:

Minimum net capital required	$	5,000
Excess net capital	$	120,721
Net capital less 120% of minimum net capital requirement	$	119,721
Ratio: Aggregate indebtedness to net capital		0.18 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(i) of the rule.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(i) of the rule.